Exhibit 21.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

The following are the subsidiaries of Factorial Energy Inc.:

Name	State or Other Jurisdiction of Organization
Factorial Inc.	DE
Factorial Security Corporation	MA
Factorial Korea Ltd.	Korea (Yongsan District)